Exhibit (a)(8)

NOTICE TO PARTICIPANTS OF

THE DYNEGY 401(k) PLANS

January 3, 2011

Dear Plan Participant:

As you may know, IEH Merger Sub LLC, a wholly-owned subsidiary of Icahn Enterprises LP (“IEP”), has commenced a tender offer to purchase all of the issued and outstanding shares of common stock of Dynegy Inc. (“Dynegy”), including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent (such shares of common stock and such rights collectively, the “Shares”) at a purchase price of $5.50 per share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions explained in the enclosed “Offer to Purchase” dated December 22, 2010 (such terms and conditions are referred to in this letter as the “Offer”). To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase. Dynegy announced on December 15, 2010 that Dynegy’s Board of Directors had unanimously approved a definitive agreement to be acquired by IEH Merger Sub LLC in a tender offer followed by a merger. Dynegy is required by law to publish, send or give to you a statement (the “Schedule 14D-9”) as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer. A copy of the Dynegy Schedule 14D-9 as filed with the Securities and Exchange Commission is enclosed, and you are encouraged to read these materials in conjunction with the Offer because they contain important information about the Offer, including the recommendation of Dynegy with respect to the Offer.

Your Prompt Response is Requested

You are receiving this request for tender directions because you are invested in the Dynegy Stock Fund (the “Company Stock Fund”) in the Dynegy Inc. 401(k) Savings Plan, Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (union), Dynegy Midwest Generation, Inc. 401(k) Savings Plan, and/or the Dynegy Northeast Generation, Inc. Savings Incentive Plan (collectively the “Plan”). You are encouraged to provide directions to Vanguard Fiduciary Trust Company (“Vanguard”), the trustee of the Plan, either to tender or not to tender the Shares allocable to your separate Plan account. By instructing Vanguard to tender your Shares, you are instructing Vanguard to surrender your Shares allocable to your separate Plan account for cash in connection with the Offer.

If you would like to tender the Shares allocable to your separate Plan account (as a result of your investment in the Company Stock Fund) for the Offer Price, you must provide your directions to Vanguard by promptly completing and returning the enclosed Tender Offer Instruction Form to Vanguard’s tender offer agent. Since Vanguard is the holder of record of your Shares allocable to your separate Plan account, Vanguard will tender your Shares (on your behalf) pursuant to your instructions, unless required by law to do otherwise. This request for tender directions relates only to Shares allocable to your account under the Plan. This notice does not relate to other Shares you may own outside of the Plan, and you may receive separate mailings relating to those Shares.

Your directions (or changes thereto) must be received by Vanguard’s tender offer agent, American Stock Transfer & Trust Company, LLC, by 5 p.m. New York City time on Wednesday, January 19, 2011. If you do not provide timely tender directions to Vanguard, or if your tender directions are incomplete, Vanguard will treat this as an instruction NOT to tender unless required by law to do otherwise.

In the event that the expiration date for the Offer (currently 12:00 midnight New York City time on Tuesday, January 25, 2011) is extended, the deadlines will automatically be extended to 5 p.m. New York City time four business days prior to the new expiration date for instructions unless you receive notice providing different deadlines. If you send instructions more than once, the last instruction received by Vanguard as of 5 p.m. New York City time on Wednesday, January 19, 2011 (or any subsequent deadline in case of a new expiration date) will determine how your Shares will be treated – all previous instructions will be disregarded. If your tender instructions are not received by Vanguard before the deadline provided above, or if they are incomplete, Vanguard will NOT tender your Shares unless required by law to do otherwise.

Important Note About the Company Stock Fund

Please note, in order for Vanguard to have sufficient time to administratively prepare to respond to the Offer, the Company Stock Fund will be “frozen” for two business days, and transactions (e.g., exchanges and contributions) in and out of the Company Stock Fund in the Plan will not be permitted starting at 4:00 p.m. New York City time on January 21, 2011), unless the Offer is extended or withdrawn prior to that time. If the expiration date of the Offer is extended, the Company Stock Fund will be frozen starting at 4:00 p.m. New York City time on the date that is two business days before any new expiration date, and if a freeze has already started, the freeze will be lifted until such time and date. If the Offer is withdrawn, the Company Stock Fund will not be frozen, or if the freeze has already started at the time the Offer is withdrawn, the freeze will be lifted.

Your Decision is Confidential

All instructions received by Vanguard from individual Plan participants will be held in confidence and will not be divulged to any person, including Dynegy Inc., Icahn Enterprises LP, or any of their respective directors, officers, employees or affiliates.

For Additional Questions

If you have any questions about the Offer, please contact Morrow & Co., LLC, the Information Agent for the Offer at 1-800-607-0088 (toll free). If you have any questions concerning Dynegy’s Schedule 14D-9 or need additional copies of Dynegy’s publicly-filed materials, please contact D.F. King & Co., Inc. at 1-800-697-6975 (toll-free). Additionally, all tender offer materials are available online at www.sec.gov, including the Offer to Purchase and related materials filed by affiliates of IEP, and the solicitation/recommendation statement that Dynegy has filed on Schedule 14D-9 with respect to the Offer. If you have questions about your 401(k) account or questions about how to provide tender instructions to Vanguard, please contact Vanguard Participant Services at 1-800-523-1188 Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time.

Sincerely,

Vanguard Fiduciary Trust Company